Ceragon Networks Ltd.
3 Uri Ariav St., Building A (7th Floor)
PO Box 112
Rosh Ha’Ayin, Israel, 4810002

May 11, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Ceragon Networks Ltd. Registration Statement on Form F-3 Filed on May 7, 2026 File No. 333-295619

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ceragon Networks Ltd. hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement on Form F-3 so that it will become effective at 10:00 a.m. Eastern Time on May 13, 2026, or as soon as practicable thereafter.

Very truly yours, CERAGON NETWORKS LTD. By: /s/ Ronen Stein Name: Ronen Stein Title: Chief Financial Officer